SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 14, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:                      Partner Communications reports Q2 2012 Financial Results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2012 RESULTS

•   FREE CASH FLOW OF NIS 313 MILLION BEFORE INTEREST PAYMENTS

•   NET DEBT DECREASED BY NIS 0.7 BILLION IN THE PAST 12 MONTHS

•   ARPU OF NIS 101, NO CHANGE FROM PREVIOUS QUARTER

•   DIVIDEND DECLARED FOR THE FIRST HALF OF 2012: NIS 1.03 PER SHARE,
    IN TOTAL APPROX. NIS 160 MILLION

Rosh Ha’ayin, Israel, August 14, 2012 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ending June 30, 2012.

Q2 2012 Highlights (compared with Q2 2011)

•	Total Revenues: NIS 1,428 million (US$ 364 million), a decrease of 24%
•	Service Revenues: NIS 1,213 million (US$ 309 million), a decrease of 11%
•	Equipment Revenues: NIS 215 million (US$ 55 million), a decrease of 59%
•	OPEX1: NIS 853 million ($217 million), a decrease of 7%
•	EBITDA2: NIS 423 million (US$ 108 million), a decrease of 28%
•	EBITDA Margin: 30% of total revenues compared with 31%
•	Operating Profit: NIS 245 million (US$ 62 million), a decrease of 35%
•	Net Profit: NIS 120 million (US$ 31 million), a decrease of 41%
•	Capital Expenditures: NIS 113 million (US$ 29 million), an increase of 51%
•	Free Cash Flow before interest payments3: NIS 313 million (US$ 80 million), an increase of 98%
•	Net Debt: NIS 4.2 billion (US$ 1.1 billion), a decrease of NIS 0.7 billion
•	Cellular Subscriber Base: 3.10 million at quarter-end
•	Cellular ARPU: NIS 101 (US$ 26), a decrease of 10%

 1 Operating expenses including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization.
 2 For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
 3 Cash flows from operating activities before interest payments, net of cash flows used for investing activities.

Mr. Haim Romano, Partner's CEO, said:

“The Company’s financial and operational results of the second quarter reflect the Company’s operations in one of the most volatile periods of the Israeli cellular market. The Multiplicity of mobile operators that are operating in the market today created a new reality that requires the Company to make changes and adjustments both to its marketing and business operations and to its cost structure.

Partner, that has set innovative standards for quality customer service and has been a leader in this field, believes that customer service is still one of the cornerstones of the Company. The simplifying of processes, excellence in customer service, offering innovative products and services and advanced technology, all these enrich and enhance the customer experience and strengthen loyalty.

In accordance with this strategy, we are focusing on strengthening the relationship with our customers, creating maximum availability and providing customized solutions for all customer interface channels, physical and digital. The Company adheres to its “Clear” policy that does not discriminate between existing and new customers and reflects the Company’s consumer vision: simplicity, fairness and clarity at all interfaces with the customer. The ARPU for the current quarter is a result of this policy.

In addition, Partner launched the 012 Mobile brand which is based on a self-service model through the internet intended for customers who want pure cellular network services, at a particularly attractive price and who are interested in a young and fresh brand, yet familiar and part of a leading communications group. The brand was launched at the end of the reported quarter and therefore its impact is not reflected in the quarterly results.

With respect to technological progress and leadership, the Company continues with the optimization and enhancement of the network for high speeds and the preparation for fourth generation in large areas around the country and in many areas significant technological leadership is already visible with respect to the browsing experience and speed and the quality of the calls.

With respect to the investment in advanced technology and information systems, Mr. Haim Romano added that “The Board of Directors approved the management recommendation to invest approximately NIS 60 million over the next two years in upgrading the IT systems and positioning them as one of the world's advanced information systems that will provide an innovative, simple and fast interface experience that will enhance the customer experience.”

Mr. Haim Romano also noted that “The Company is vigorously operating to accelerate television services over the internet (OTT). Once the conditions are ripe, Partner will offer an innovative, quality and attractive solution also in this area, including the option of investing in original productions.”

“The operational efficiency measures taken by the Company continue while in the past nine months, the operating expenses were decreased by approximately NIS 100 million. As part of this comprehensive process, the Company continues to adjust its workforce level mainly through an orderly process of reducing recruitment and eliminating unstaffed positions. The number of positions was reduced from October 2011 until the end of July 2012 by approximately 2,100 positions. At the same time, we continue to work towards completing the operational merger with 012 Smile which is expected to be completed in the third quarter of this year.”

In conclusion, Mr. Haim Romano noted: “The financial robustness of the Company and its significant strengths in addition to the consistent investment in the Company’s assets provide a platform to successfully contend with current and future challenges.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented:

“In view of the significant changes in the telecommunications market over the past year, my remarks will be confined to comparing the results of the second quarter with those of the first quarter of 2012.

The financial results of the second quarter compared to the previous quarter reflect on the one hand the impact of the intensifying competition, and on the other hand, the impact of measures implemented by the Company.

This quarter, revenues declined and particularly equipment revenues, mainly due to a sharp decrease in the quantity of cellular equipment sold, from NIS 330 million in the first quarter of 2012 to NIS 215 million this quarter. The main factors that led to the decrease included increased competition in handset sales, increasingly stringent customer payment terms, a general decrease in market demand, and the termination of granting special benefits for customers who purchase new handsets.

This decrease in sales of equipment had a positive impact on the Company's free cash flow, and indeed the free cash flow (after interest payments) was relatively strong this quarter, totaling NIS 270 million, of which around a third can be attributed to the decrease in working capital. As long as these trends of low levels of equipment sales together with high proportions of equipment sales by credit card and cash continue in the coming quarters, working capital will continue to decrease and free cash flow will respectively continue to be affected positively.

In parallel, the Company continues with its efficiency measures, through strict control of the cost structure. The Company's operating expenses (excluding equipment, depreciation and amortization) decreased in this quarter by approximately NIS 19 million. The transmission services agreement with Bezeq (that was reported by the Company in April 2012) contributed approximately NIS 10 million to the reduction in expenses, which was offset by one-time expenses in a similar amount related to the reduction in the workforce. The Company continues to adjust the cost structure to one appropriate to the level of revenues through reductions in operating expenses.

EBITDA for this quarter decreased by NIS 15 million, to a total of NIS 423 million, EBITDA was mainly affected by the decrease in profit from equipment sales and by the decrease in cellular and fixed line service revenues, partially offset by cutbacks in expenses.

Due to the change in the inter-segment charging following an adjustment made to transmission service prices to reflect market prices (as a result of the new agreement with Bezeq), EBITDA for the fixed line segment was reduced in the quarter by approximately NIS 8 million, with EBITDA for the cellular segment increasing by the same amount.

This quarter, MOU increased by approximately 3%, together with an increase in the proportion of subscribers subscribed to bundled packages which include airtime, SMS and data services for a fixed fee. The proportion of revenues from such bundled packages reached this quarter over 50% of total revenues arising from outgoing airtime, data and content services.

Financial expenses for the quarter increased by approximately NIS 18 million compared with the previous quarter, due to the impact of the increase in the CPI index level of 1.2% this quarter compared with no change in the previous quarter. The impact of the increase in CPI was partially offset with gains from exchange rate movements and other items.

Investments in fixed assets in the first half of this year totaled NIS 246 million. The Company continues to make investments in infrastructure, network and information systems and intends to invest at a higher rate in the second half of the year than in the first half.

The Parliamentary Finance Committee approved the amendment to the royalty regulations (cellular, fixed line and ILD). Following the amendment, the rates of the royalties paid to the State by the Partner Group shall be reduced in 2012 and shall be abolished as of 2013 onwards. As a result, there will be a significant reduction in the royalty expenses in the second half of 2012, and in 2013 the Company’s obligation to pay royalties will be abolished completely. Average quarterly royalty expenses for the third and fourth quarters of 2012 are expected to be lower than those for the second quarter of 2012 by approximately NIS 12 million.

The Company's net debt at the end of the quarter totaled NIS 4.2 billion, reflecting a decrease of approximately NIS 0.7 billion over the last 12 months. In view of the relatively high cash balance, the Company decided to take a number of measures to reduce the level of debt and financing costs:

•
In July 2012, the Company completed the early repayment of bank loans in the amount of NIS 80 million, of which NIS 30 million was due to be repaid in December 2012, NIS 25 million which was due to be repaid in June 2013 and NIS 25 million which was due to be repaid in December 2013;

•
Also in July 2012, the Company significantly reduced the unused credit facility with a leading commercial bank, partially used for short term financing, from an amount of NIS 780 million to an amount of NIS 60 million;

•
On August 13, 2012, the Company adopted a buy-back plan of its Series B, C, D and E Notes in the total amount of up to NIS 200 million (approximately US$ 51 million) in transactions on the TASE or outside TASE, until August 12, 2013.

The Board of Directors approved a dividend distribution for the first half of 2012 in the amount of NIS 1.03 (US 26 cents) per share or ADS, totaling approximately NIS 160 million (US$ 41 million), the equivalent of 60% of the Company’s net profit for the first half of 2012."

Key Financial and Operating Indicators4

	Q2’12	Q2’11	Change
Revenues (NIS millions)	1,428	1,887	-24%
Operating Profit (NIS millions)	245	377	-35%
Net Profit (NIS millions)	120	205	-41%
Free Cash Flow (NIS millions)	313	158	+98%
EBITDA (NIS millions)	423	586	-28%
Cellular Subscribers (end of period, thousands)	3,098	3,175	-2.4%
Quarterly Cellular Churn Rate (%)	8.9	6.5	+2.4
Average Monthly Revenue per Cellular Subscriber (NIS)	101	112	-10%
Average Monthly Usage per Cellular Subscriber (minutes)	437	396	+10%
Number Fixed Lines Subscribers5 (end of period, thousands)	281	292	-4%
ISP Subscribers (end of period, thousands)	609	632	-4%

4 See also definitions on first page.
5 Includes Primary Rate Interface (“PRI”) lines and subscribers of Voice over Broadband (“VoB”) services.

Partner Consolidated Results

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q2’12	Q2’11	Change %	Q2’12	Q2’11	Change %	Q2’12	Q2’11	Q2’12	Q2’11	Change %
Total Revenues	1,156	1,594	-27%	308	332	-7%	(36)	(39)	1,428	1,887	-24%
Service Revenues	949	1,074	-12%	300	325	-8%	(36)	(39)	1,213	1,360	-11%
Equipment Revenues	207	520	-60%	8	7	+14%	-	-	215	527	-59%
Operating Profit	231	347	-33%	14	30	-53%	-	-	245	377	-35%
EBITDA	367	502	-27%	56	84	-33%	-	-	423	586	-28%

Financial Review

Total revenues in Q2 2012 were NIS 1,428 million (US$ 364 million), a decrease of 24% from NIS 1,887 million in Q2 2011.

Service revenues totaled NIS 1,213 million (US$ 309 million) in Q2 2012, decreasing by 11% compared with NIS 1,360 million in Q2 2011.

Service revenues for the cellular segment were NIS 949 million (US$ 242 million) in Q2 2012, decreasing by 12% from NIS 1,074 million in Q2 2011. The decrease largely reflected the continuing price erosion of cellular services including voice and data services, following the entry of new competitors in recent months, as well as a decrease in revenues from roaming services. Service revenues for the fixed line segment totaled NIS 300 million (US$ 76 million) in Q2 2012, a decrease of 8% from NIS 325 million in Q2 2011. The decrease in service revenues for the fixed line segment reflected the decrease in the average subscriber base in the fixed line market over the period, as well as price erosion in fixed line services.

Equipment revenues in Q2 2012 were NIS 215 million (US$ 55 million), a decrease of 59% compared with NIS 527 million in Q2 2011. The decrease largely reflected the significant reduction in the quantity of cellular equipment sold in Q2 2012 compared with Q2 2011. The main factors that led to the reduction included strengthened competition for handset sales, increasingly stringent payment terms, a general decrease in market demand reflecting the high proportion of smartphones sold last year, and an end to the use of special discounts for customers with new handsets.

Gross profit totaled NIS 428 million (US$ 109 million) in Q2 2012, decreasing by 27% compared to NIS 586 million in Q2 2011, principally reflecting the decrease in gross profit from cellular services and cellular equipment sales.

Other income, net, totaled NIS 30 million (US$ 8 million) in Q2 2012, compared with NIS 26 million in Q2 2011, reflecting an increase in recognized deferred revenue from handset payment installment plans from sales over the previous 12 months.

In Q2 2012, operating profit was NIS 245 million (US$ 62 million), compared to NIS 377 million in Q2 2011, a decrease of 35%. For the cellular segment, operating profit decreased by 33%. For the fixed line segment, operating profit decreased by 53%, reflecting the reduction in fixed line segment revenues as discussed above.

EBITDA in Q2 2012 totaled NIS 423 million (US$ 108 million), a decrease of 28% from NIS 586 million in Q2 2011. EBITDA for the cellular segment was NIS 367 million (US$ 94 million) in Q2 2012, decreasing by 27% from NIS 502 million in Q2 2011. EBITDA for the fixed line segment was NIS 56 million (US$ 14 million) in Q2 2012, decreasing by 33% compared with Q2 2011.

Financial expenses, net in Q2 2012 were NIS 73 million (US$ 19 million), a decrease of 26% compared with NIS 99 million in Q2 2011. The decrease mainly reflected the lower debt level (see Funding and Investing Review below), together with a decrease in the average cost of debt.

Net profit was NIS 120 million (US$ 31 million) in Q2 2012, a decrease of 41% from NIS 205 million in Q2 2011. Based on the weighted average number of shares outstanding during Q2 2012, basic (reported) earnings per share or ADS, was NIS 0.77 (US$ 0.21), a decrease of 42% compared to NIS 1.32 in Q2 2011.

Funding and Investing Review

In Q2 2012, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow") totaled NIS 313 million (US$ 80 million), an increase of 98% from NIS 158 million in Q2 2011.

Cash generated from operations increased by 69% from NIS 247 million in Q2 2011 to NIS 417 million (US$ 106 million) in Q2 2012. The increase was mainly explained by the changing movements in operating working capital, which increased by NIS 320 million in Q2 2011 reflecting the impact of the high level of handset sales in Q2 2011, but which decreased by NIS 79 million in Q2 2012, reflecting the impact of the low level of handset sales in Q2 2012.

The level of investment in fixed assets in Q2 2012 including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 113 million (US$ 29 million), increasing by 51% from NIS 75 million in Q2 2011. The Company continues to make investments in infrastructure, network and information systems and intends to invest in the second half of the year at a higher rate than in the first half of the year.

The level of net debt6 at the end of Q2 2012 was NIS 4.21 billion, compared with NIS 4.64 billion at the end of 2011, a decrease of NIS 0.4 billion in the first half of the year.

Series B, C, D and E Notes Buy-Back Plan

The Company’s Board of Directors resolved to approve a debt buy-back plan, according to which the Company may, from time to time, repurchase its Series B, C, D and E Notes, which are traded on the Tel Aviv Stock Exchange ("TASE") (the "Series Notes" and the "Plan", respectively).

Under the Plan, the Company is authorized to repurchase Series Notes up to an aggregate amount of NIS 200 million (approximately US$ 51 million) in open-market transactions on the TASE or outside TASE, until August 12, 2013.

The Board of Directors' resolution is not a commitment to purchase any Series Notes. If any Series Notes are repurchased, the price, timing and amounts of such repurchases will be determined based on market conditions and other factors. The Company may suspend or discontinue the Plan at any time. Repurchases of Series Notes may be carried out by the Company or any of its subsidiaries.

Dividend

The Board of Directors approved the distribution of a cash dividend (paid in NIS) for the first half of 2012 of NIS 1.03 (26 US cents) per share or ADS (in a total of approximately NIS 160 million or US$ 41 million) to shareholders and ADS holders of record on August 29, 2012. The dividend is expected to be paid on September 11, 2012

Business and Regulatory Developments

1.	Increasing Competition in the Cellular Market

During May 2012, two new cellular operators, Hot Mobile (Mirs Communications Ltd.) and Golan Telecom Ltd. ("the New Operators") began operations. The entrance into the telecommunications market of the New Operators has increased the competition in the cellular market. The New Operators offer customers cellular communication unlimited plans which include unlimited calls and messages at lower prices than those that were offered in the market until that time. Subsequently, the existing cellular companies including Partner, and the mobile virtual operators, also launched unlimited packages. As part of its competitive strategy, the Company has launched, under the 012 Mobile brand, a self-service cellular service mainly through the website.

Following the increased competition and in light of the entrance of the New Operators into the already saturated market, the Company’s market share has declined and the churn rate has increased. The level of ARPU and churn rate in the second quarter of 2012 do not reflect the full impact of the increased competition. The Company continues to assess market developments and believe in its ability to cope with the changes in the competitive environment.

6 Total current and non-current borrowings less cash and cash equivalents.

For further information regarding the competition and its possible effects on the Company, see the Company's 2011 Annual Report (20-F/A) filed with the SEC on March 26, 2012 ("2011 Annual Report") "Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - we operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations" and "3D.2 RISKS RELATING TO OUR BUSINESS OPERATIONS - competition resulting from consolidation in the telecommunications industry, the expanded offering of full service telecommunications group, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

2.	Ministry of Communications Hearings

a.
On June 26, 2012, the Ministry of Communications published a hearing in which it proposes to abolish the payment that internet service providers ("ISPs") are currently required to pay to broadband internet access infrastructure providers - the fixed line operators (currently Bezeq and HOT) for the transfer of the traffic between end users and the ISPs. In accordance with the Ministry's proposal, the payment for the broadband internet access infrastructure service shall be paid only by the end users.

b.
On July 2, 2012, the Ministry of Communications published a hearing with respect to "calling cards for cellular and international pre-paid calls" that is intended to constitute an interim arrangement in order to prevent significant damage to the ability of the independent international operators (corporations that are not affiliated with cellular or fixed line operators) to compete in the international call market through pre-paid calling cards, in light of the changes in the market. Until a new and permanent arrangement is achieved, the Ministry is considering to determine the following:

i.
The manner in which the price will be displayed by the international operator to its customers that call by using pre-paid calling cards of cellular operators shall be split and will detail the payment for the international call and the payment for the interconnect component that is passed onto the cellular operator.

ii.
The calling cards that will be marketed by the cellular operators shall be marketed in an equal manner towards all of the international operators and all of the calling cards that will be marketed by the international operators shall be marketed in an equal manner towards all of the cellular operators - at a unified and non-discriminatory price in accordance with the type of subscriber or service.

iii.	The cellular operator shall not charge the international operator any distribution, billing or collection commissions.

3.	Amendment to the Communications Law regarding financial sanctions

On August 5, 2012, an amendment to the Communications Law was published with respect to the imposition of gradual financial sanctions on various licensees in the telecommunications market according to which breach of the license provisions, even if it affects a lone customer, allows the Ministry of Communications to impose financial sanctions on the licensees that are based on a certain percentage of the annual income of the violator and the degree of severity of the violation, which materially increases the extent of monitoring and enforcement measures of the Ministry of Communications towards the telecommunication companies.

4.	Amendment to the Consumer Protection Law

On July 25, 2012, the Parliamentary Economics Committee approved an amendment to the Consumer Protection Law according to which, as of January 1, 2013, if a supplier overcharges a consumer in a continuous transaction in which the supplier lawfully charges the consumer's bank account or credit card in installments, the supplier will refund the consumer the overcharged amount within four business days together with interest as well as an additional payment for the consumer's expenses in the amount of NIS 16. In addition, the amendment determined that if the supplier overcharged and did not refund the consumer, the court may award compensation without proof of damages in an amount that does not exceed NIS 10,000.

5.	Facilitation of the import of cellular handsets

On August 2, 2012, the Parliamentary Economics Committee approved a reform with respect to the import of cellular handsets that includes two facilitations that are intended to remove import barriers: the exemption from the receipt of a commercial license and the exemption from the receipt of a type approval in the import of new cellular handsets that meet acceptable European and American standards. The reform will be effective 30 days from the date of publication in the official gazette.

6.	Possible amendments with respect to the erection of cell sites

On July 17, 2012, the Parliamentary Internal Affairs and Environmental Protection Committee held a meeting to discuss a proposed amendment to the Non-Ionizing Radiation Law, according to which, safety permits from the Ministry of Environmental Protection will not be issued to cell sites that are within 75 meters of senior citizens institutions, including senior citizen housing, education institutions, shelters and hospitals and that any permit that was issued to a cell site that does not fulfill the said provision shall expire within 6 months from the date of the amendment. The Committee decided not to pass the proposed amendment for parliamentary approval, but rather to promote a bill that would limit the statutory threshold for exposure to non-ionizing radiation to a maximum of 1 microwatt per square centimeter and would abolish the exemption set in the law for the erection of wireless access devices. The proposed bill was referred to preliminary review by the parliament.

If the bill is approved, it will cause significant damage to the Company’s network coverage in urban areas since it will be required to remove hundreds of telecommunication sites which, as a result, will adversely affect the Company’s revenues. In addition, we may need to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

Cellular Segment Financial Review7

NIS Millions	Q2’12	Q2’11	Change %
Total Revenues	1,156	1,594	-27%
Service Revenues	949	1,074	-12%
Equipment Revenues	207	520	-60%
Operating Profit	231	347	-33%
EBITDA	367	502	-27%

Total revenues for the cellular segment in Q2 2012 were NIS 1,156 million (US$ 295 million), a decrease of 27% from NIS 1,594 million in Q2 2011.

Service revenues for the cellular segment were NIS 949 million (US$ 242 million) in Q2 2012, decreasing by 12% from NIS 1,074 million in Q2 2011. The decrease largely reflected the continuing price erosion of cellular services including voice and data services, following the entry of new competitors in recent months as described above, as well as a decrease in revenues from roaming services, mainly reflecting the impact of an increase in competition from alternative roaming solutions. The lower revenues also reflected the decrease in the average postpaid subscriber base of approximately four percent, year-on-year.

Revenues from cellular data and content services excluding SMS8 in Q2 2012 totaled NIS 144 million (US$ 37 million), a decrease of 15% compared with NIS 170 million in Q2 2011. The decrease mainly reflected price erosion of data and content services including browsing and other services, as well as the impact of new consumer regulations in 2011.

Since over half of outgoing airtime and content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the reporting of data and content service revenues relies heavily on the allocation of those revenues between the different services offered in the bundled packages.

SMS service revenues7 totaled NIS 115 million (US$ 29 million) in Q2 2012, an increase of 6% compared with NIS 109 million in Q2 2011.

In Q2 2012, the gross profit from cellular services totaled NIS 325 million (US$ 83 million), compared with NIS 385 million in Q2 2011, a decrease of 16%. This mainly reflected the reduction in cellular service revenues, partially offset by a reduction in the cost of cellular service revenues, reflecting a decrease in payroll and related expenses, depreciation and amortization expenses, and the decrease in transmission expenses as described above.

7	Includes intersegment revenues and costs of revenues.
8
In Q4 2011, the Company adjusted its allocation of credits between the different cellular services. The services revenues for Q2 2011 have been restated under the new methodology for the purposes of comparison.

From May 24, 2012, the royalty rate paid to the Ministry of Communications by cellular operators was reduced from 2.5% to 1%. The royalty rate has since been reduced further to 0.292% from August 1, 2012, such that the annual royalty rate for 2012 will be 1.3%. For more information see the Company’s Press release and immediate report on form 6-K dated August 1, 2012.

In Q2 2012, revenues from cellular equipment sales totaled NIS 207 million (US$ 53 million), a decrease of 60% from NIS 520 million in Q2 2011. As explained, the decrease largely reflected the significant reduction in cellular equipment sales, with the main factors that led to the reduction including a strengthening of competition for handset sales, increasingly stringent payment terms, a general decrease in market demand reflecting the high proportion of smartphones sold last year, and an end to the use of special discounts for customers with new handsets.

The gross profit from cellular equipment sales in Q2 2012 was NIS 31 million (US$ 8 million), compared with NIS 115 million in Q2 2011, a decrease of 73%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the level of profit per equipment device sale.

Gross profit for the cellular segment in Q2 2012 totaled NIS 356 million (US$ 91 million), a decrease of 29% compared to NIS 500 million in Q2 2011.

Selling, marketing, general and administration expenses for the cellular segment in Q2 2012 amounted to NIS 155 million (US$ 40 million), decreasing by 13% from NIS 179 million in Q2 2011. The decrease mainly reflected decreases in payroll and related expenses, and selling commissions, partially offset by an increase in bad debts and doubtful accounts expenses reflecting the NIS 16 million one-time reductions in bad debts and doubtful accounts expenses which was recorded in Q2 2011.

Overall, operating profit for the cellular segment in Q2 2012 was NIS 231 million (US$ 59 million), decreasing by 33% compared with NIS 347 million in Q2 2011.

EBITDA for the cellular segment totaled NIS 367 million (US$ 94 million) in Q2 2012, a decrease of 27% from NIS 502 million in Q2 2011. As a percentage of total cellular revenues, EBITDA in Q2 2012 was 32%, compared with 31% in Q2 2011.

Cellular Segment Operational Review

During the second quarter of 2012, the cellular subscriber base (including mobile data and 012 Mobile subscribers) decreased by approximately 49,000, to total approximately 3.1 million subscribers at quarter-end. The post-paid cellular subscriber base, including mobile broadband subscribers, decreased by approximately 55,000 and totaled approximately 2.2 million (71% of the base) at quarter end. The pre-paid subscriber base increased by approximately 6,000 and totaled approximately 0.9 million (29% of the base) at quarter end.

The quarterly churn rate for Q2 2012 was 8.9% compared with 6.5% in Q2 2011 and 8.0% in Q1 2012. The high rate of churn largely reflects the impact on postpaid subscribers of the two new cellular operators which entered the market during the second quarter with aggressive offerings, and the MVNOs. Total cellular market share at the end of the second quarter is estimated to be approximately 31%, compared with 32% at the end of the previous quarter.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for Q2 2012 was NIS 101 (US$ 26), a decrease of 10% from NIS 112 in Q2 2011. The decrease mainly reflects the ongoing price erosion as described above.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q2 2012 was 437 minutes, an increase of 10% from 396 minutes in Q2 2011. This increase largely reflects the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, and occurred despite the continued increase in the proportion of mobile broadband subscribers in the subscriber base which puts downward pressure on the MOU since such subscribers do not generate significant airtime use.

Fixed Line Segment Review9

NIS Millions	Q2’12	Q2’11	Change %
Total Revenues	308	332	-7%
Service Revenues	300	325	-8%
Equipment Revenues	8	7	+14%
Operating Profit	14	30	-53%
EBITDA	56	84	-33%

In Q2 2012, total revenues for the fixed line segment was NIS 308 million (US$ 79 million) compared with NIS 332 million in Q2 2011, a decrease of 7%.

Fixed line segment service revenues totaled NIS 300 million (US$ 76 million) in Q2 2012, a decrease of 8% compared with NIS 325 million in Q2 2011. As described above, the decrease reflected the decrease in the average subscriber base in the fixed line market over the period, as well as price erosion in fixed line services.

The total number of active fixed lines including 012 Smile was approximately 281,000 at the end of Q2 2012, compared with approximately 292,000 at the end of Q2 2011. The ISP subscriber base was approximately 609,000 as of the end of Q2 2012, compared with approximately 632,000 at the end of Q2 2011.

Revenues from equipment sales in the fixed line segment in Q2 2012 totaled NIS 8 million (US$ 2 million), compared with NIS 7 million in Q2 2011.

Gross Profit for the fixed line segment was NIS 72 million (US$ 18 million) in Q2 2012, compared with NIS 86 million in Q2 2011, a decrease of 16%. The decrease was largely attributable to the decrease in revenues, partially offset by a decrease in the cost of service revenues related to lower depreciation and amortization expenses and a decrease in payments made to infrastructure providers.

Selling, marketing, general and administration expenses for the fixed line segment totaled NIS 58 million (US$ 15 million) in Q2 2012, increasing by 4% from NIS 56 million in Q2 2011.

9 The analysis includes intersegment revenues and costs of revenues.

Operating profit for the fixed line segment was NIS 14 million (US$ 4 million) in Q2 2012, a decrease of 53% compared to NIS 30 million in Q2 2011. The decrease largely reflected the impact of the lower service revenues, as described above.

EBITDA for the fixed line segment in Q2 2012 totaled NIS 56 million (US$ 14 million), compared with NIS 84 million in Q2 2011, a decrease of 33%, again reflecting the impact of the lower service revenues.

Conference Call Details

Partner will hold a conference call on Tuesday, August 14, 2012 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3. 9180610

North America toll-free: + 1.888.407.2553

A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5918

North America: +1.888.295.2634

Both the replay of the call and the webcast will be available from August 14, 2012 until August 18, 2012.

 Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2012: US $1.00 equals NIS 3.923. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items (including impairment charges) ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	526	532	134
Trade receivables	1,479	1,518	377
Other receivables and prepaid expenses	54	41	14
Deferred expenses - right of use	18	19	5
Inventories	151	162	38
Income tax receivable	15	12	4
Derivative financial instruments	22	24	6
	2,265	2,308	578

NON CURRENT ASSETS
Trade Receivables	729	856	186
Deferred expenses - right of use	147	142	37
Assets held for employee rights upon retirement, net		3
Property and equipment	1,975	2,051	503
Licenses and other intangible assets	1,240	1,290	316
Goodwill	407	407	104
Deferred income tax asset	30	30	8

	4,528	4,779	1,154

TOTAL ASSETS	6,793	7,087	1,732

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30,	December 31,	June 30,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	81	498	21
Trade payables	820	913	209
Parent group - trade	117	142	30
Other payables	233	216	59
Deferred revenue	43	52	11
Provisions	62	65	16
Derivative financial instruments	3	3	1
	1,359	1,889	347

NON CURRENT LIABILITIES
Notes payable	2,623	2,605	669
Bank borrowings	2,031	2,068	518
Liability for employee rights upon retirement, net	53	48	13
Dismantling and restoring sites obligation	28	25	7
Other non-current liabilities	9	10	2
Deferred tax liability	4	17	1
	4,748	4,773	1,210

TOTAL LIABILITIES	6,107	6,662	1,557

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011, and June 30, 2012 - 235,000,000 shares; issued and outstanding -
December 31, 2011 – *155,645,708 shares
June 30, 2011 – *155,645,708 shares	2	2	1
Capital surplus	1,100	1,100	280
Accumulated deficit	(65)	(326)	(17)
Treasury shares, at cost - December 31, 2011 and June 30, 2012 - 4,467,990 shares	(351)	(351)	(89)
TOTAL EQUITY	686	425	175
TOTAL LIABILITIES AND EQUITY	6,793	7,087	1,732

* Net of treasury shares

COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,999	3,658	1,428	1,887	764	364
Cost of revenues	2,128	2,489	1,000	1,301	542	255
Gross profit	871	1,169	428	586	222	109

Selling and marketing expenses	302	296	148	161	77	38
General and administrative expenses	133	140	65	74	34	17
Other income - net	57	44	30	26	15	8
Operating profit	493	777	245	377	126	62
Finance income	19	21	26	15	5	6
Finance expenses	147	179	99	114	38	25
Finance costs, net	128	158	73	99	33	19
Profit before income tax	365	619	172	278	93	43
Income tax expenses	99	160	52	73	25	13
Profit for the period	266	459	120	205	68	30

Earnings per share
Basic	1.71	2.95	0.77	1.32	0.44	0.21
Diluted	1.71	2.94	0.77	1.31	0.44	0.21
Weighted average number of shares outstanding (in thousands)
Basic	155,646	155,437	155,646	155,608	155,646	155,646
Diluted	155,668	156,211	155,647	156,007	155,668	155,647

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	266	459	120	205	68	30
Other comprehensive income for the period, net of income tax	(12)	-	(12)	-	(3)	(3)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	254	459	108	205	65	27

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2012				Six months ended June 30, 2011
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,898	556		2,454	2,162	410		2,572
Inter-segment revenue - Services	14	64	(78)		11	52	(63)
Segment revenue - Equipment	530	15		545	1,075	11		1,086
Total revenues	2,442	635	(78)	2,999	3,248	473	(63)	3,658
Segment cost of revenues - Services	1,216	442		1,658	1,311	323		1,634
Inter-segment cost of revenues- Services	64	14	(78)		52	11	(63)
Segment cost of revenues - Equipment	456	14		470	842	13		855
Cost of revenues	1,736	470	(78)	2,128	2,205	347	(63)	2,489
Gross profit	706	165		871	1,043	126		1,169
Operating expenses	317	118		435	360	76		436
Other income	57			57	44			44
Operating profit	446	47		493	727	50		777
Adjustments to presentation of EBITDA
–depreciation and amortization	279	83		362	302	79		381
–other (1)	5	1		6	13			13
EBITDA	730	131		861	1,042	129		1,171
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				362				381
- Finance costs, net				128				158
- Other (1)				6				13
Profit before income tax				365				619

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2012				Three months ended June 30, 2011
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	942	271		1,213	1,067	293		1,360
Inter-segment revenue - Services	7	29	(36)		7	32	(39)
Segment revenue - Equipment	207	8		215	520	7		527
Total revenues	1,156	308	(36)	1,428	1,594	332	(39)	1,887
Segment cost of revenues – Services	595	223		818	657	230		887
Inter-segment cost of revenues- Services	29	7	(36)		32	7	(39)
Segment cost of revenues - Equipment	176	6		182	405	9		414
Cost of revenues	800	236	(36)	1,000	1,094	246	(39)	1,301
Gross profit	356	72		428	500	86		586
Operating expenses	155	58		213	179	56		235
Other income	30			30	26			26
Operating profit	231	14		245	347	30		377
Adjustments to presentation of EBITDA
–depreciation and amortization	134	42		176	149	54		203
–other (1)	2			2	6			6
EBITDA	367	56		423	502	84		586
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				176				203
- Finance costs, net				73				99
- Other (1)				2				6
Profit before income tax				172				278

(1)	Mainly employee share based compensation expenses

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	870	822	469	323	222	120
Income tax paid	(103)	(185)	(52)	(76)	(26)	(14)
Net cash provided by operating activities	767	637	417	247	196	106

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(188)	(143)	(84)	(34)	(48)	(22)
Acquisition of intangible assets	(62)	(85)	(30)	(54)	(16)	(8)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)		(597)
Interest received	4	5	2	2	1	1
Proceeds from derivative financial instruments, net	15		8	(3)	4	2
Net cash used in investing activities	(231)	(820)	(104)	(89)	(59)	(27)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		1		1
Dividend paid	(6)	(315)		(17)	(2)
Proceeds from non-current bank borrowing		900		900
Proceeds from issuance of notes payable, net of issuance costs		1,136		677
Repayment of finance lease	(2)	(1)			(1)
Interest paid	(67)	(139)	(43)	(121)	(17)	(11)
Repayment of non-current bank borrowings	(74)	(700)	(25)	(700)	(19)	(6)
Repayment of current borrowings		(128)		(128)
Current borrowings received (repaid)				(88)
Repayment of notes payables	(393)	(389)	(196)	(196)	(100)	(50)
Net cash used in financing activities	(542)	365	(264)	328	(139)	(67)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6)	182	49	486	(2)	12

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	532	321	477	17	136	122

CASH AND CASH EQUIVALENTS AT END OF PERIOD	526	503	526	503	134	134

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	266	459	120	205	68	30
Adjustments for:
Depreciation and amortization	349	368	169	193	89	43
Amortization of deferred expenses - Right of use	12	11	6	8	3	2
Employee share based compensation expenses	7	13	3	6	2	1
Liability for employee rights upon retirement, net	(3)	(10)	1	(4)	(1)	1
Finance costs, net	30	56	29	31	8	8
Gain from change in fair value of derivative financial instruments	(13)	9	(22)	5	(3)	(6)
Interest paid	67	139	43	121	17	11
Interest received	(4)	(5)	(2)	(2)	(1)	(1)
Deferred income taxes	(13)	3	(9)	4	(3)	(2)
Income tax paid	103	185	52	76	26	14
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	165	(239)	121	(43)	42	31
Other	(13)	32	(2)	17	(4)	(1)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(25)	108	(5)	(25)	(6)	(1)
Trade	(61)	(64)	(32)	(179)	(16)	(8)
Other payables	22	(105)	8	(40)	6	2
Provisions	(3)	30	(2)	15	(1)	(1)
Deferred revenue	(8)	(2)	(7)	2	(2)	(2)
Increase in deferred expenses- Adaptors, net		(1)		(1)
Increase in deferred expenses - Right of use	(16)	(11)	(8)	(7)	(4)	(2)
Current income tax liability	(3)	(27)	(1)	(8)	(1)	(1)
Decrease (increase) in inventories	11	(127)	7	(51)	3	2
Cash generated from operations	870	822	469	323	222	120

At June 30, 2012 and 2011, trade payables include NIS 184 million ($47 million) (unaudited) and NIS 142 million (unaudited) in respect of acquisition of intangible assets and fixed assets, respectively. These balances will be given recognition in these statements upon payment.

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
(Audited)
Current assets	295
Deferred expenses	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term loans	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	767	637	417	247	196	106

Liability for employee rights upon retirement	3	10	(1)	4	1	(* )
Accrued interest and exchange and linkage differences on long-term liabilities	(91)	(188)	(71)	(150)	(23)	(18)
Increase (decrease) in accounts receivable:
Trade	(165)	239	(121)	43	(42)	(30)
Other, including derivative financial instruments	43	(27)	33	(12)	11	8
Decrease (increase) in accounts payable and accruals:
Trade	61	64	32	179	16	8
Shareholder – current account	25	(108)	5	25	6	1
Other	1	76	12	23		3
Income tax paid	103	185	52	76	26	14
Increase (decrease) in inventories	(11)	127	(7)	51	(3)	(2)
Financial Expenses***	125	156	72	100	32	18
EBITDA	861	1,171	423	586	220	108

*	Representing an amount less than 1 million
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2012: US $1.00 equals 3.923 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators10

NIS M unless otherwise stated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	2010	2011
Cellular Segment Service Revenues	1,099	1,074	1,070	1,005	963	949	5,575	4,248
Cellular Segment Equipment Revenues	555	520	379	294	323	207	987	1,748
Fixed Line Segment Service Revenues	137	325	341	324	320	300	164	1,127
Fixed Line Segment Equipment Revenues	4	7	6	9	7	8	25	26
Reconciliation for consolidation	(24)	(39)	(45)	(43)	(42)	(36)	(77)	(151)
Total Revenues	1,771	1,887	1,751	1,589	1,571	1,428	6,674	6,998

Operating Profit	400	377	314	(55)	248	245	1,860	1,036

Cellular Segment EBITDA	540	502	447	407	363	367	2,558	1,896
Fixed Line Segment EBITDA	45	84	82	71	75	56	12	282
Total EBITDA	585	586	529	478	438	423	2,570	2,178
EBITDA Margin (%)	33%	31%	30%	30%	28%	30%	39%	31%

OPEX	763	913	952	889	872	853	3,382	3,517

Financial Expenses, net	59	99	81	55	55	73	181	294
Net Profit	254	205	172	(188)	146	120	1,243	443
Total Dividend Declared	210		140			160	1,220	350
Capital Expenditures	133	75	132	131	133	113	395	471
Free Cash Flow	256	158	376	292	223	313	1,502	1,082
Free Cash Flow After Interest	238	37	363	209	199	270	1,384	847

Net Debt	4,856	4,856	4,718	4,639	4,450	4,209	3,395	4,639

Cellular Subscriber Base (Thousands)	3,149	3,175	3,201	3,176	3,147	3,098	3,160	3,176
Cellular ARPU (NIS)	115	112	111	106	101	101	122	111
Cellular MOU (Minutes)	374	396	410	407	424	437	366	397
Cellular Churn Rate (%)	7.3%	6.5%	7.2%	8.2%	8.0%	8.9%	21%	29%
Cellular Non-SMS content revenues	167	170	172	158	157	144	638	666
Cellular SMS revenues	108	109	118	122	110	115	387	456

Fixed Lines Subscribers (Thousands)	288	292	295	292	285	281	69	292
ISP Subscriber Base (Thousands)	632	632	632	632	618	609	60	632
Number of Employees (FTE)			8,588	7,891	7,230	6,961	6,068	7,891

10 See first page for definitions. Including the results of 012 Smile from March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: August 14, 2012